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                        AZTECA HOLDINGS EXTENDS DEADLINE
                  AND REDUCES THE MINIMUM THRESHOLD FOR TENDERS
                              OF THE EXCHANGE OFFER
             FOR ITS EXISTING 10 1/2% SENIOR SECURED NOTES DUE 2003
                      AND THE RELATED CONSENT SOLICITATION


FOR IMMEDIATE RELEASE
---------------------

         Mexico City, April 25, 2003 - Azteca Holdings, S.A. de C.V., the controlling shareholder of TV Azteca, S.A. de C.V., one of the two largest producers of Spanish language television programming in the world, announced today that it is extending the expiration date of, the offer to exchange, subject to market and other conditions, its new 10 3/4% Senior Secured Amortizing Notes due 2008 for its existing 10 1/2% Senior Secured Notes due 2003. The exchange offer also includes a consent solicitation for amendments to the terms and conditions of the indenture governing the 10 1/2% notes. The completion of the exchange offer will also include the approval of these amendments. As of the prior expiration date, April 24, 2003, US$74,834,000 in aggregate principal amount of the 10 1/2% notes were tendered for exchange. The new expiration date for the exchange offer and the consent solicitation is 5:00 p.m., New York City time, on May 9, 2003.

         In addition, Azteca Holdings has reduced the minimum percentage of the outstanding aggregate principal amount of 10 1/2% notes that must be tendered and not validly withdrawn in order to consummate the exchange offer and consent solicitation from at least 70% to at least a majority. This condition may be waived by Azteca Holdings in the future in its sole discretion.

         This press release shall not constitute an offer to sell or the solicitation of an offer to buy the new 10 3/4% notes, nor shall there be any sale of the new 10 3/4% notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

         The exchange offer and consent solicitation are being made pursuant to an Offering Memorandum and Consent Solicitation Statement dated March 3, 2003, Supplement to the Offering Memorandum and Consent Solicitation dated April 25, 2003 and the related Letter of Transmittal and Consent, which more fully set forth the terms and conditions of the exchange offer and consent solicitation. The exchange offer and consent solicitation may be terminated or amended at any time prior to the new expiration date, and the new expiration date may be extended at the option of Azteca Holdings.

         Company Profile
         ---------------

Azteca Holdings, S.A. de C.V. is a holding company whose principal asset is55.5% of the capital stock of TV Azteca, S.A. de C.V.

       TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca's affiliates include Azteca America Network, a broadcast television network focused on the rapidly growing United States Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

       The matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Completion of any of the transactions discussed in this press release are subject to (i) the closing conditions for the exchange offer and consent solicitation and Azteca Holdings' right to terminate, modify or amend the exchange offer and consent solicitation,
(ii) United States and Mexican market conditions and their impact on the exchange offer and consent solicitation, (iii) Azteca Holdings' ability and the ability of TV Azteca to service Azteca Holdings' debt and its debt, (iv) the outcome of pending disputes and legal proceedings involving TV Azteca and its affiliates, (v) competitive factors affecting TV Azteca and its affiliates in Mexico and the United States, (vi) cancellations of significant advertising contracts of TV Azteca, (vii) limitations on Azteca Holdings' access to sources of financing on competitive terms, (viii) significant economic or political developments in Mexico and globally which affect Mexico, (ix) changes in the Mexican regulatory environment, (x) continuation of war or armed hostilities directly or indirectly involving the United States or affecting Mexico and (xi) terrorist attacks initiated against the United States or its allies in the United States or elsewhere. Other risks that may affect Azteca Holdings or TV Azteca are identified in Azteca Holdings' Form 20-F, TV Azteca's Form 20-F and other filings with the United States Securities and Exchange Commission. Azteca Holdings undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.